SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32239

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 26, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 20, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

American Funds Tax-Exempt Series I [File No. 811-04653]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Tax-Exempt Bond Fund of America and, on June 17, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $161,000 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on June 20, 2016.

Applicant's Address: 6455 Irvine Center Drive, Irvine, California 92618.

Newmark Risk-Managed Opportunistic Fund [File No. 811-08993]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 31, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $350 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on June 21, 2016.

Applicant's Address: 2806 Flintrock Trace, Suite A204, Austin, Texas 78738.

Berwyn Funds [File No. 811-04963]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Investment Managers Series Trust and, on April 29, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $780,729 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on July 27, 2016.

Applicant's Address: c/o Chartwell Investment Partners, LLC, 1189 Lancaster Avenue, Berwyn, Pennsylvania 19312.

Paramount Institutional Access Fund [File No. 811-22580]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 28, 2016, and amended on August 19, 2016.

Applicant's Address: c/o Paramount Access Advisors, LLC, Millennium Tower, Suite 1200, 15455 N. Dallas Pkwy, Addison, Texas 75001.

Paramount Access Fund [File No. 811-22579]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 28, 2016.

Applicant's Address: c/o Paramount Access Advisors, LLC, Millennium Tower, Suite 1200, 15455 N. Dallas Pkwy, Addison, Texas 75001.

Dreyfus Municipal Money Market Fund, Inc. [File No. 811-02946]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to General Municipal Money Market Fund and, on November 13, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $169,000 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Dates: The application was filed on July 26, 2016, and amended on August 4, 2016 and August 19, 2016.

Applicant's Address: 200 Park Avenue, New York, New York 10166.

Philadelphia Investment Partners New Generation Fund [File No. 811-22395]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $750 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on August 5, 2016.

Applicant's Address: 1233 Haddonfield – Berlin Road, Suite #7, Voorhees, New Jersey 08043.

Bluepoint Investment Series Trust [File No. 811-22723]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 5, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,500 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on August 5, 2016.

Applicant's Address: 350 Madison Avenue, 9th Floor, New York, NY 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary